EXHIBIT 12

PUBLIC SERVICE COMPANY OF OKLAHOMA
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)
						Twelve	Three
						Months	Months
	Year Ended December 31,					Ended	Ended
	2004	2005	2006	2007	2008	3/31/2009	3/31/2009
EARNINGS
Income (Loss) Before Income Taxes	$45,351	$88,378	$52,847	$(46,139)	$120,761	$72,036	$9,596
Fixed Charges (as below)	39,475	36,762	44,769	54,716	81,584	80,539	15,577
Total Earnings	$84,826	$125,140	$97,616	$8,577	$202,345	$152,575	$25,173

FIXED CHARGES
Interest Expense	$37,957	$34,094	$40,778	$46,560	$76,910	$76,774	$14,805
Credit for Allowance for Borrowed Funds Used During Construction	280	668	1,491	5,156	2,174	1,265	147
Trust Dividends	(62)	-	-	-	-	-	-
Estimated Interest Element in Lease Rentals	1,300	2,000	2,500	3,000	2,500	2,500	625
Total Fixed Charges	$39,475	$36,762	$44,769	$54,716	$81,584	$80,539	$15,577

Ratio of Earnings to Fixed Charges	2.14	3.40	2.18	0.15	2.48	1.89	1.61

For the year ended December 31, 2007, the Earnings to cover Fixed Charges was deficient by $46,139,000.